UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of April 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

I.	EDP Release:	EDP APPOINTS NEW EXTERNAL AUDITOR FOR THE PERIOD 2004-2006

II.	EDP Release:	EDP CONCLUDES THE SALE OF A 60% STAKE IN EDINFOR TO LOGICA CMG

Lisbon, April 26, 2005

Reuters: EDPP.IN EDP.N	EDP APPOINTS NEW EXTERNAL AUDITOR
Bloomberg: EDP PL / EDP US	FOR THE PERIOD 2004-2006

EDP - Energias de Portugal, S.A. (EDP), has defined clear guidelines in order to reinforce internal corporate governance policies regarding independent professional relationships with the External Auditors and decided, once more, to request an audit services proposal for the period 2004-2006, in relation to all companies within the EDP Group.

Several international audit firms were invited to present their proposals, including the audit firm that served EDP in the previous period.

Upon conclusion of the proposal evaluation process, the Management of EDP decided to enter into an External Audit Services contract with KPMG Portugal, starting October 2004.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa Portugal

Share Capital    3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

Lisbon, April 20th 2005

Reuters: EDPP.IN / EDP.N	EDP CONCLUDES THE SALE OF A 60% STAKE IN EDINFOR
Bloomberg: EDP PL / EDP US	TO LOGICA CMG

Pursuant to EDP – Energias de Portugal, S.A. (“EDP”) market communication released on January 7, 2005, EDP informs that, following the occurrence of the relevant conditions precedent, in particular the approval of the operation by the Competition General Directorate of the European Commission, it has, in execution and in accordance with the terms of the share purchase agreement entered into on January the 7th, sold to LogicaCMG Corporate Holdings Limited (“LogicaCMG”) 60% of the share capital of Edinfor – Sistemas Informáticos, S.A. (“EDINFOR”) and the respective shareholders’ loans, for a total consideration of €81 million (calculated based on an enterprise value of €135 million).

With the completion of this transaction, EDP now holds 40% of EDINFOR’s share capital and LogicaCMG 60%. As of December 31st, 2004, the book value of EDP’s 60% stake in EDINFOR amounted to €82.6 million. From the date of the signature of the share purchase agreement, EDP started consolidating its shareholding in EDINFOR through the equity method.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated April 26, 2005

EDP - Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer